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                              June 27, 2022

       Richard Fraser-Smith
       Chief Financial Officer
       Pacific Green Technologies Inc.
       8 The Green
       Suite 10212
       Dover, DE 19901

                                                        Re: Pacific Green
Technologies Inc.
                                                            Form 10-K for the
Fiscal Year ended March 31, 2021
                                                            Filed June 29, 2021
                                                            Response letter
dated May 19, 2022
                                                            File No. 000-54756

       Dear Mr. Fraser-Smith:

              We have reviewed your May 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 2, 2022 letter.

       Form 10-K for the Fiscal Year ended March 31, 2021

       Financial Statements
       Consolidated Statements of Operations and Comprehensive Income, page F-4

   1. We note your response to prior comment one, clarifying that your intangible assets are related to your current
revenue process, although may also be used for additional research and development and may
lead to future products and services.

                                                        For patents and
technical information that pertain to the products and services that you are currently marketing and
selling, explain to us in further detail why amortization of these
 Richard Fraser-Smith
Pacific Green Technologies Inc.
June 27, 2022
Page 2
         intangibles would not be akin to an inventoriable cost that would need to be allocated to cost of goods sold to comply with generally accepted accounting principles, in your view.
2. We understand from your response to prior comment one that you intend to reclassify the costs of certain commissions that have been reported as Management and technical consulting fees to Cost of goods sold in future filings.

         Tell us how you have considered the materiality of the errors on your measures of gross profit for the two fiscal years ended March 31, 2021, and the three subsequent interim and cumulative periods, in formulating a view on the need to amend your periodic reports. If additional costs or amortization are also found to be attributable to Cost of goods sold, these should also be addressed in your response to this comment.

         Provide us with the materiality analyses that you have performed, considering the guidance in FASB ASC 250-10-S99-1, and submit the disclosures that you propose to comply with FASB ASC 250-10-45-22 through 45-27.
Note 2 - Significant Accounting Policies
(g) Revenue Recognition, page F-11

3. We note your response to prior comment two clarifying that contracts for the sale of marine scrubbers have three performance obligations, including certified design and engineering work, acceptance of delivered equipment to customers, and acceptance of commissioned equipment; although you also state that certified design and engineering work is not a standalone service you have ever provided to a customer.

         Tell us how you determined that each of the performance obligations that you have identified meet the criteria of being both a promise in the contract and distinct based on the guidance in FASB ASC 606-10-25-16, 25-17, 25-18, and 25-19 through 25-22.

         All tell us how you recognize revenue for each performance obligation, explain how your policy is consistent with FASB 606-10-25-23 through 25-30, and submit the disclosures that you propose to comply with FASB ASC 606-10-50-12(a).
       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 if you have any questions.



FirstName LastNameRichard Fraser-Smith                         Sincerely,
Comapany NamePacific Green Technologies Inc.
                                                               Division of
Corporation Finance
June 27, 2022 Page 2                                           Office of Energy
& Transportation
FirstName LastName